EXHIBIT 20

FOR IMMEDIATE RELEASE
January 20, 1999

New Generation Foods, Inc.
Jerry Flum, Chairman & CEO
516/327-2400, ext. 224

                NEW GENERATION PURCHASES CREDITRISKMONITOR.COM

     New Generation Foods, Inc. (OTCBB: NGNF, bid $3.50) completed today the purchase of the assets of the CreditRisk Monitor credit information service
     (CRM), the only real-time interactive internet-based service (www.creditriskmonitor.com) targeted at corporate credit managers. The purchase price was approximately $2.4 million, of which $1.3 million was paid at closing and the balance is represented by two secured promissory notes (one for approximately $100,000 and the other for $1.0 million). No payments are due under these notes until 2001.

     Concurrently, New Generation completed a $3.25 million private placement of its common stock to finance the acquisition and future working capital needs. After this offering New Generation has approximately 5.3 million fully diluted shares outstanding as well as a $13.8 million net operating loss carryforward expiring in various amounts through 2017 which, the Company believes, should be available to shelter future taxable income.

     After shareholder approval, New Generation, previously a non-operating entity, will change its name to CreditRiskMonitor.com, Inc. and apply for a new stock symbol that reflects this new name.

     CRM's cash revenues for the 12 months ended December 1998 were approximately $1.0 million. Management believes that 1999 cash revenue should be approximately $2.7 million and that the Company should be at or about cash flow breakeven for the year.

     Jerry Flum, CEO of New Generation, commented, "CRM currently has over 350 customers, most of whom are major corporations. CRM's service is sold on a renewable yearly subscription basis, which generates a stable recurring income stream. In addition, the Company believes that CRM's revenue may be counter cyclical, to a significant extent, since the importance of assessing credit risk increases if economic growth slows or declines."

     The promissory notes issued in connection with the CRM purchase provide for the deferral of principal amortization until February 2001 (for the $100,000 note which bears interest at 8.5%) and July 2001 (for the $1.0 million note which bears interest at 6%), respectively. Both notes are then payable over 24 months. The $1.0 million note provides for no interest through June 30, 2001, while the other note provides for the deferral of interest until debt servicing commences.

     Safe Harbor Statement: Certain statements in this press release, including statements prefaced by the words "anticipates", "estimates", "believes", "expects" or words of similar meaning, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements